SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A.

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Second Quarter of 2010, dated August 19, 2010	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Onward Choi
Name:	Onward Choi
Title:	Acting Chief Financial Officer

Date: August 19, 2010

Exhibit 99.1

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Li Jia

NetEase.com, Inc.

liddyli@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports Second Quarter 2010

Unaudited Financial Results

(Beijing – August 19, 2010) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the second quarter ended June 30, 2010.

William Ding, Chief Executive Officer and Director of NetEase, stated, “Our newer games and the operation of Blizzard Entertainment’s World of Warcraft® continued to drive solid quarter-over-quarter and year-over-year gains in online games revenue.”

“In June, we launched a major marketing promotion for Fantasy Westward Journey with the introduction of our new product spokesperson, renowned music artist Jay Chou. Since July, we have also started to roll out a first-of-its-kind game design feature in China, a dual scene setting for Fantasy Westward Journey players, known as “Weimei” version, meaning “Perfect Beauty”. Now players may opt for the Perfect Beauty scene setting which features 3D graphics and an even cuter and more realistic appearance of the role characters. We also continue to work hard on the next expansion pack of Fantasy Westward Journey, which is scheduled for release during the fourth quarter and we remain on schedule to release new expansion packs for Westward Journey Online II and III during the third quarter.”

“Performance of our newest game, Heroes of Tang Dynasty, exceeded our expectation in its first full quarter, and as a result, we will advance the release of its next expansion pack to the third quarter. We were pleased with the performance of Tianxia II during the second quarter, closing a successful first year of commercial launch. We have also been planning large scale promotional campaigns for each of these games in the third quarter. In addition, on August 16, we hosted a big event for players to celebrate the eighth anniversary of Westward Journey Online II in Beijing, China.”

“World of Warcraft, a game licensed from Blizzard Entertainment, continued to perform well during the second quarter. We have now received the relevant government authorities’ approval for the operation of Wrath of the Lich King®, the game’s second expansion set, and will start the commercial operation of the expansion as soon as we complete all necessary technical procedures. We have a series of promotional activities planned to coincide with the expansion’s release to attract both new and returning players, and we look forward to the successful launch of Wrath of the Lich King in China.”

Mr. Ding continued, “The overall traffic for our portal business grew significantly during the second quarter mainly due to our comprehensive coverage of major events such as the 2010 FIFA World Cup and Expo 2010 in Shanghai. Advertising revenue growth of approximately 60% quarter-over-quarter and 100% year-over-year resulted from a combination of factors including the domestic economic recovery; improved portal traffic during the second quarter, increasing recognition by advertisers of our user diversity, extensive reach and stickiness of our portal, and improved internal organizational structure resulting in more effective marketing and sales execution.”

Second Quarter 2010 Financial Results

Revenues

Total revenues for the second quarter of 2010 were RMB1.3 billion (US$198.6 million), compared to RMB1.2 billion and RMB872.1 million for the preceding quarter and the second quarter of 2009, respectively.

Revenues from online games were RMB1.2 billion (US$174.1 million) for the second quarter of 2010, compared to RMB1.1 billion and RMB781.5 million for the preceding quarter and the second quarter of 2009, respectively.

Revenues from advertising services were RMB145.9 million (US$21.5 million) for the second quarter of 2010, compared to RMB91.5 million and RMB72.8 million for the preceding quarter and the second quarter of 2009, respectively.

Revenues from wireless value-added services and others (“WVAS and others”) were RMB19.9 million (US$2.9 million) for the second quarter of 2010, compared to RMB18.1 million and RMB17.8 million for the preceding quarter and the second quarter of 2009, respectively.

Gross Profit

Gross profit for the second quarter of 2010 was RMB878.4 million (US$129.5 million), compared to RMB780.7 million and RMB691.9 million for the preceding quarter and the second quarter of 2009, respectively. The quarter-over-quarter increase in gross profit was primarily attributable to the increased game revenues from our self-developed game, Heroes of Tang Dynasty, launched in April 2010, and World of Warcraft, a game licensed from Blizzard Entertainment, as well as increased advertising service revenue, partially offset by increased cost of revenues. Increased advertising revenue was attributable to a combination of factors as described above. Increased cost of revenues was primarily due to increased royalties and consultancy fees related to World of Warcraft operations, increased headcount-related costs and share-based compensation cost related to grants made under the Company’s new restricted share unit plan, and increased information cost during the second quarter of 2010.

The year-over-year increase in gross profit was primarily attributable to increased revenues from online game and advertising services. Increased online game revenue was mainly attributable to World of Warcraft operations, Tianxia II and Heroes of Tang Dynasty. In addition, the Company recognized online game revenue of RMB10.4 million (US$1.5 million) from the clean-up of dormant accounts in the second quarter of 2010 as compared to RMB83.3 million for the same period of 2009 resulting from a change in our user agreement with online game players implemented in May 2009. Increased advertising revenue was attributable to a combination of factors as described above. The foregoing revenue increases were partially offset by increased cost of revenues such as royalties and consultancy fees, server depreciation charges and server custody fees related to World of Warcraft operations, headcount-related costs for online game and advertising businesses as well as increased share-based compensation and information costs during the second quarter of 2010 as explained above.

Gross Profit (Loss) Margin

Gross profit margin for the online game business for the second quarter of 2010 was 71.3%, compared to 72.1% and 88.3% for the preceding quarter and the second quarter of 2009, respectively. Quarter-over-quarter gross profit margin remained relatively stable during the second quarter of 2010. The year-over-year decrease in gross profit margin was primarily due to the operation of Blizzard Entertainment’s World of Warcraft in the current quarter. Lower margin was reported for World of Warcraft operations compared to the Company’s self-developed games primarily because of royalties, amortization of license fees and technical consultancy service fees associated with the licensing and operation of this game.

Gross profit margin for the advertising business for the second quarter of 2010 was 46.4%, compared to 22.9% and 16.6% for the preceding quarter and the second quarter of 2009, respectively. The quarter-over-quarter and year-over-year increases in gross profit margin were primarily due to the significant increase in advertising revenues, partially offset by a relatively small increase in cost of revenue during the second quarter of 2010.

Gross loss margin for the WVAS and others business for the second quarter of 2010 was 38.7%, compared to 34.0% and 43.0% for the preceding quarter and the second quarter of 2009, respectively.

Operating Expenses

Total operating expenses for the second quarter of 2010 were RMB268.7 million (US$39.6 million), compared to RMB225.7 million and RMB174.8 million for the preceding quarter and the second quarter of 2009, respectively. The quarter-over-quarter increase in operating expenses was primarily due to marketing promotion for Fantasy Westward Journey and Blizzard Entertainment’s World of Warcraft, increased bad debt provisions and increased share-based compensation cost relating to grants made under the Company’s new restricted share unit plan in the current quarter. The year-over-year increase in operating expenses was primarily due to increased advertising spending on corporate-brand building, game-specific and portal-related marketing promotional activities such as sponsorships of car and fashion shows, increased share-based compensation cost and increased headcount-related costs in the sales and marketing, general administration and research and development areas.

Net Profit

Net profit for the second quarter of 2010 totaled RMB485.7 million (US$71.6 million), compared to RMB452.3 million and RMB468.1 million for the preceding quarter and the second quarter of 2009, respectively. During the second quarter of 2010, the Company reported a net foreign exchange loss of RMB67.8 million (US$10.0 million), compared to a net foreign exchange loss of RMB39.5 million in the preceding quarter and a net foreign exchange gain of RMB47.2 million in the second quarter of 2009. The quarter-over-quarter and year-over-year changes in foreign exchange gains/losses were mainly due to the translation losses arising from the Company’s Euro-denominated bank deposit balances as of June 30, 2010 as the exchange rate of the Euro against the RMB fluctuated over the periods. In addition, the Company made a donation of RMB15.0 million (US$2.2 million) to assist the victims of the Yu Shu Earthquake during the second quarter of 2010. NetEase reported basic and diluted earnings per ADS of US$0.55 each for the second quarter of 2010. The Company reported basic and diluted earnings per ADS of US$0.51 and US$0.51 and US$0.54 and US$0.53 for the preceding quarter and the second quarter of 2009, respectively.

Income Taxes

The Company recorded a net income tax charge of RMB75.5 million (US$11.1 million) for the second quarter of 2010, compared with RMB94.5 million and RMB115.4 million for the preceding quarter and the second quarter of 2009, respectively. The effective tax rate for the second quarter of 2010 was 13.4% as compared to 17.4% and 19.8% for the preceding quarter and the second quarter of 2009, respectively. The quarter-over-quarter decrease in effective tax rate was mainly due to the reversal of valuation allowance resulting from the utilization of taxable losses from prior years by one of the Company’s subsidiaries in China to offset against its current quarter taxable profits. The year-over-year decrease in effective tax rate was primarily due to the fact that the local tax authority notified one of the Company’s principal subsidiaries in June 2009 that it should pay its corporate income tax liability for 2008 and the first quarter of 2009 at the rate of 12.5% instead of 7.5% based on the interpretation of a new circular issued by the State Administration of Taxation in April 2009.

Other Information

As of June 30, 2010, the Company’s total cash and time deposit balance was RMB8.3 billion (US$1.2 billion), compared to RMB7.0 billion as of December 31, 2009. In addition, the Company had a restricted cash balance of approximately RMB32.0 million (US$4.7 million) as of June 30, 2010, representing a security guarantee for consulting fee payments due to Blizzard Entertainment for a 12-month period to October 2010. The guarantee will be renewable annually until termination of the license agreement for the operation of Blizzard Entertainment’s World of Warcraft.

Cash flows generated from operating activities were RMB744.3 million (US$109.7 million) for the second quarter of 2010, compared to RMB676.5 million and RMB544.4 million for the preceding quarter and the second quarter of 2009, respectively.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.7815 on June 30, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2010, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a conference call at 9:00 p.m. Eastern Time on Wednesday, August 18, 2010 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, August 19, 2010). Chief Executive Officer William Ding and Acting Chief Financial Officer Onward Choi will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 877-941-2068 (international: 480-629-9712), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 800-406-7325 (international 303-590-3030), and entering passcode 4331426#. The replay will be available through September 2, 2010.

This call is being webcast live and the replay will be available for 12 months. Both will be available on NetEase’s corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates. In particular, NetEase provides online game services to Internet users through the in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia II, Heroes of Tang Dynasty and Datang, as well as the licensed game, Blizzard Entertainment’s World of Warcraft.

NetEase also offers online advertising on its websites which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified advertising services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal advertisements, matchmaking, alumni clubs and community forums. NetEase is also the largest provider of free email services in China. Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*    *    *

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that NetEase will not be successful in its product diversification efforts, including its focus on item- and fee-based games and entry into strategic licensing arrangements; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games, including its planned and recent expansion packs for Fantasy Westward Journey, do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft or other games licensed by it for a period of time or permanently due to possible governmental actions; the risk that Shanghai EaseNet or NetEase will be subject to penalties or operating restrictions imposed by governmental authorities in the PRC resulting from the operations of their online games, including suspension of their Internet service or other penalties; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; uncertainty regarding the effectiveness of marketing programs for NetEase’s online advertising business and online games business in China; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB in thousands)

	December 31, 2009	June 30, 2010	June 30, 2010
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash	1,041,290	2,084,887	307,437
Time deposits	5,975,378	6,194,086	913,380
Restricted cash	123,864	32,000	4,719
Accounts receivable, net	187,340	196,321	28,949
Prepayments and other current assets	568,125	332,397	49,016
Deferred tax assets	76,565	111,464	16,436

Total current assets	7,972,562	8,951,155	1,319,937

Non-current assets:
Property, equipment and software, net	557,756	662,237	97,653
Land use right, net	12,305	12,176	1,795
License right, net	212,847	179,022	26,399
Deferred tax assets	4,188	6,127	903
Other long-term assets	43,811	42,958	6,335

Total non-current assets	830,907	902,520	133,085

Total assets	8,803,469	9,853,675	1,453,022

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	238,435	103,332	15,237
Salary and welfare payables	129,493	109,729	16,181
Taxes payable	213,727	238,354	35,148
Deferred revenue	583,470	666,234	98,243
Accrued liabilities and other payables	212,800	332,712	49,061

Total current liabilities	1,377,925	1,450,361	213,870

Long-term payable:
Other long-term payable	200	11,464	1,690

Total long-term payable	200	11,464	1,690

Total liabilities	1,378,125	1,461,825	215,560

Total NetEase.com, Inc.’s equity	7,438,778	8,407,975	1,239,840
Non-controlling interests	(13,434)	(16,125)	(2,378)

Total shareholders’s equity	7,425,344	8,391,850	1,237,462

Total liabilities and shareholders’ equity	8,803,469	9,853,675	1,453,022

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(RMB in thousands, except per share data)

	Quarter Ended
	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2010
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	781,482	1,085,322	1,180,787	174,119
Advertising services	72,802	91,548	145,948	21,521
Wireless value-added	—
services and others	17,824	18,060	19,913	2,936

Total revenues	872,108	1,194,930	1,346,648	198,576
Business taxes	(9,019)	(30,442)	(37,653)	(5,551)

Total net revenues	863,089	1,164,488	1,308,995	193,025

Total cost of revenues	(171,210)	(383,788)	(430,613)	(63,498)

Gross profit	691,879	780,700	878,382	129,527

Operating expenses:
Selling and marketing expenses	(68,323)	(103,812)	(123,654)	(18,235)
General and administrative expenses	(52,672)	(54,879)	(73,099)	(10,779)
Research and development expenses	(53,813)	(66,996)	(71,981)	(10,614)

Total operating expenses	(174,808)	(225,687)	(268,734)	(39,628)

Operating profit	517,071	555,013	609,648	89,899
Other income (expenses):
Investment income	85	76	73	11
Interest income	33,087	30,785	32,795	4,836
Exchange losses (gains)	47,195	(39,480)	(67,836)	(10,003)
Other, net	(13,967)	(2,750)	(13,087)	(1,930)

Net income before tax	583,471	543,644	561,593	82,813
Income tax	(115,383)	(94,515)	(75,481)	(11,130)

Net income after tax	468,088	449,129	486,112	71,683
Net loss (income) attributable to non-controlling interests	31	3,129	(438)	(65)

Net income attributable to the NetEase.com, Inc.’s shareholders	468,119	452,258	485,674	71,618

Earnings per share, basic	0.15	0.14	0.15	0.02

Earnings per ADS, basic	3.64	3.49	3.74	0.55

Earnings per share, diluted	0.14	0.14	0.15	0.02

Earnings per ADS, diluted	3.60	3.47	3.73	0.55

Weighted average number of ordinary shares outstanding, basic	3,219,248	3,239,858	3,245,756	3,245,756

Weighted average number of ADS outstanding, basic	128,770	129,594	129,830	129,830

Weighted average number of ordinary shares outstanding, diluted	3,250,459	3,259,490	3,258,015	3,258,015

Weighted average number of ADS outstanding, diluted	130,018	130,380	130,321	130,321

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2010
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	468,088	449,129	486,112	71,683
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,464	58,839	58,803	8,671
Share-based compensation cost	8,788	5,861	31,370	4,627
Allowance for (reversal of) provision for doubtful debts	4,190	(9,361)	6,587	971
Loss on disposal of property, equipment and software	2,858	10,538	426	63
Unrealized exchange losses/(gains)	(47,201)	50,301	72,049	10,624
Deferred income taxes	1,724	11,949	(48,787)	(7,194)
Net equity share of losses (gains) from associated companies	1,935	132	(1,225)	(181)
Changes in operating assets and liabilities:
Accounts receivable	(24,855)	53,622	(59,830)	(8,823)
Prepayments and other current assets	(56,040)	110,172	170,066	25,076
Accounts payable	207,071	(109,712)	3,260	481
Salary and welfare payables	22,036	(40,940)	21,175	3,122
Taxes payable	36,607	(20,875)	22,158	3,267
Deferred revenue	(29,402)	73,145	9,620	1,419
Accrued liabilities and other payables	(71,883)	33,730	(27,515)	(4,058)

Net cash provided by operating activities	544,380	676,530	744,269	109,748

Cash flows from investing activities:
Purchase of property, equipment and software	(239,466)	(60,135)	(78,715)	(11,607)
Proceeds from sale of property, equipment and software	5	—	19	3
Purchase of license right	(204,819)	—	—	—
Transfer from restricted cash	—	91,864	—	—
Net change in time deposits with terms of three months	327,670	(76,782)	(21,792)	(3,213)
Placement/rollover of matured time deposits	(149,337)	(2,771,650)	(1,008,906)	(148,773)
Uplift of matured time deposits	171,182	2,540,391	1,006,381	148,401
Net change in other assets	(1,422)	(1,977)	(1,396)	(206)

Net cash used in investing activities	(96,187)	(278,289)	(104,409)	(15,395)

Cash flows from financing activities:
Proceeds from employees exercising stock options	35,023	5,182	8,895	1,312

Net cash provided by financing activities	35,023	5,182	8,895	1,312

Effect of exchange rate changes on cash held in foreign currencies	6,686	(1,608)	(6,973)	(1,028)
Net increase in cash	489,902	401,815	641,782	94,637
Cash, beginning of the period	792,197	1,041,290	1,443,105	212,800

Cash, end of the period	1,282,099	1,443,105	2,084,887	307,437

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	114,558	62,264	102,065	15,051
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	33,394	39,625	129,863	19,150

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands)

	Quarter Ended
	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2010
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	781,482	1,085,322	1,180,787	174,119
Advertising services	72,802	91,548	145,948	21,521
Wireless value-added services and others	17,824	18,060	19,913	2,936

Total revenues	872,108	1,194,930	1,346,648	198,576

Business taxes:
Online game services	(1,548)	(21,108)	(23,418)	(3,452)
Advertising services	(7,254)	(8,979)	(13,917)	(2,052)
Wireless value-added services and others	(217)	(355)	(318)	(47)

Total business taxes	(9,019)	(30,442)	(37,653)	(5,551)

Net revenues:
Online game services	779,934	1,064,214	1,157,369	170,667
Advertising services	65,548	82,569	132,031	19,469
Wireless value-added services and others	17,607	17,705	19,595	2,889

Total net revenues	863,089	1,164,488	1,308,995	193,025

Cost of revenues:
Online game services	(91,342)	(296,436)	(332,671)	(49,056)
Advertising services	(54,688)	(63,626)	(70,763)	(10,435)
Wireless value-added services and others	(25,180)	(23,726)	(27,179)	(4,007)

Total cost of revenues	(171,210)	(383,788)	(430,613)	(63,498)

Gross profit (loss):
Online game services	688,592	767,778	824,698	121,611
Advertising services	10,860	18,943	61,268	9,034
Wireless value-added services and others	(7,573)	(6,021)	(7,584)	(1,118)

Total gross profit	691,879	780,700	878,382	129,527

Gross profit (loss) margin:
Online game services	88.3%	72.1%	71.3%	71.3%
Advertising services	16.6%	22.9%	46.4%	46.4%
Wireless value-added services and others	(43.0%)	(34.0%)	(38.7%)	(38.7%)

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.7815 on June 30, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2010
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	2,485	1,670	13,549	1,998
Operating expenses
- Selling and marketing expenses	679	320	2,723	402
- General and administrative expenses	2,804	1,823	8,326	1,228
- Research and development expenses	2,819	2,048	6,772	999